SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BRANTLEY CAPITAL CORPORATION

(Name of Issuer) Common Stock,
(Title of Class of Securities)
105494108
(CUSIP Number) February 2, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 105494108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The Ancora Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Ohio, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 105494108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 357,773
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 357,773
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,773
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.38%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 105494108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Richard Barone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 90,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 90,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.36%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1(a)                      Name of Issuer:

Brantley Capital Corporation, a Maryland corporation (the “Issuer”)

Item 1(b)                      Address of Issuer’s Principal Executive Offices:

287 Bowman Avenue, 2nd Floor

C/O MVC Capital, Inc.

Purchase, NY 10577

Item 2(a)                      Name of Person Filing:

This Schedule 13G is being filed by The Ancora Group, Inc. (the “Reporting Person”).

Item 2(b)                      Address of Principal Business Office or, if None, Residence:

Name	Business Address

The Ancora Group, Inc.	2000 Auburn Drive, Suite 300 Cleveland, OH 44122

Item 2(c)                      Citizenship:

Each of the Reporting Persons is a United States company or United States Citizen.

Mr. Barone is a U.S. citizen and maintains the right to claim dual citizenship with the Republic of Italy.

Item 2(d)                      Title of Class of Securities:

Common Stock

Item 2(e)                      CUSIP Number:

105494108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.                                Ownership.

Set forth below Mr. Barone and the other entities named herein, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of February 2, 2012, and the percentage of the Shares outstanding represented by such ownership (based on 3,810,535 shares outstanding as of September 30, 2004):

Name:

No. of Shares

Percent of Class

Richard A. Barone(1)

  90,000

2.36%

Ancora Advisors(2)

357,773

9.38%

Ancora Owners/Employees(3)

    33,000

0.87%

Total

480,773

12.61%

(1) These Shares are owned Mr. Barone that he directly controls.

(2) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own 330,065 Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

(3) These shares are owned by the owners and employees of Ancora excluding Mr. Barone.

This statement is filed on behalf of all persons and entities (the Reporting Persons), herein referred to as “Ancora” or “Ancora Group”.  Participants in the Ancora Group include The Ancora Group, Inc, an entity incorporated under the laws of the state of Ohio, Ancora Capital, Inc. an entity incorporated under the laws of the state of Ohio; Ancora Advisors LLC, a Nevada limited liability company; Merlin Partners, an investment limited partnership registered in Delaware; various owners and employees of the aforementioned entities. The Ancora Group, Inc is located at One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act.  Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, for which it is also the General Partner.

All entities named herein (Ancora Group) each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.      N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 as noted above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Ancora Advisors

IA

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 2, 2012

/s/ Richard A. Barone
Richard A. Barone
Chairman
The Ancora Group, Inc.

This is the annual filing being made pursuant to Rule 13d-1(b) filed not later than February 14, 2012 as specified in Rule 13d-1(b)(2).

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13G relating to the Common Stock of Brantley Capital Corporation is being filed with the Securities and Exchange Commission on behalf of each of them.

February 2, 2012

/s/ Richard A. Barone
Richard A. Barone
Chairman
The Ancora Group, Inc.

/s/ Richard A. Barone
Richard A. Barone
Chairman
Ancora Advisors, LLC

/s/ Richard A. Barone
Richard A. Barone